SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            SIMON PROPERTY GROUP INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                  828806 0 10 9
                                 (CUSIP Number)

                            ANN F. CHAMBERLAIN, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                   10022-4873
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement. |_|


                                  Page 1 of __

                                  SCHEDULE 13D

CUSIP NO. 828806 0 10 9

(1)       Name of reporting person           STICHTING PENSIOENFONDS VOOR DE
                                             GEZONDHEID GEESTELIJKE EN
                                             MAATSCHAPPELIJKE BELANGEN
          S.S. or I.R.S. identification
          Nos. of above persons

(2)       Check the appropriate box if a     (a)
          member of a group
          (see instructions)                 (b)

(3)       SEC use only

(4)       Source of funds                    OO
          (see instructions)

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

(6)       Citizenship or place of            THE NETHERLANDS
          organization

Number of shares beneficially owned by each reporting person with:

(7)       Sole voting power                  10,923,772

(8)       Shared voting power                0

(9)       Sole dispositive power             10,923,772

(10)      Shared dispositive power           0

(11)      Aggregate amount beneficially      10,923,772
          owned by each reporting person

(12)      Check box if the aggregate
          amount in Row (11) excludes
          certain shares (see instructions)


                                  Page 2 of __

(13)      Percent of class represented by    6.5%
          amount in Row (11)

(14)      Type of reporting person (see      HC/EP
          instructions)


                                  Page 3 of __

ITEM 1. Security And Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.0001 per share ("COMMON STOCK"), of Simon Property Group Inc. (the "COMPANY") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Delaware with principal executive offices at 115 West Washington Street, Indianapolis, Indiana 46204.

ITEM 2. Identity And Background

            (a) This Statement is filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen, an entity formed under the laws of The Kingdom of the Netherlands ("PGGM").

            (b) The business address of PGGM is Kroostweg-Noord 149, 3700 AC Zeist, The Netherlands. The name and business address of each executive officer and director of PGGM is set forth on EXHIBIT A hereto and is incorporated by reference herein.

            (c) The principal business of PGGM is to serve as a pension fund in The Netherlands which invests for the benefit of health care industry workers, including nurses and medical technicians, but excluding self-employed doctors. The present principal occupation of each executive officer and director of PGGM is set forth on EXHIBIT A hereto and is incorporated by reference herein.

            (d) Neither PGGM nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither PGGM nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

            (f) PGGM is a "stichting" organized under the laws of The Netherlands. The citizenship of each executive officer and director of PGGM is set forth on EXHIBIT A hereto and is incorporated by reference herein.


                                  Page 4 of __

ITEM 3. Source and Amount of Funds or Other Consideration.

            During the period from March 12 through April 20, 1999, PGGM acquired 2,795,000 shares of Common Stock through open market purchases for an aggregate purchase price of $72,252,336.33. The source of funds for such purchases were supplied from the pension contributions of private sector health care workers.

            The dates and purchase price paid for each transaction are listed below:

           Date            Number of Shares Purchased         Purchase Price
           ----            --------------------------         --------------

         March 12                      82,300                  1,985,150.07
         March 15                      17,600                   4,26,800.00
         March 16                     327,000                  8,252,499.00
         March 17                      52,300                  1,338,142.57
         March 18                     292,900                  7,431,693.12
         March 19                     109,900                   2,845069.22
         March 22                     165,000                  4,270,992.00
         March 23                     120,700                  3,108,604.36
         March 24                     220,000                  5,666,892.00
         March 25                     106,500                  2,716,165.35
         March 26                      85,600                  2,170,002.80
         March 29                     109,400                  2,790,214.18
         March 30                      79,900                  2,042,491.69
         March 31                     100,400                  2,580,320.16
         April 1                      122,100                  3,224,538.90
         April 5                       52,000                  1,377,870.00
         April 6                       50,000                  1,348,330.00


                                  Page 5 of __

         April 9                        5,000                    129,687.50
         April 12                     264,500                  7,078,839.95
         April 13                     338,900                  9,016,908.96
         April 16                       8,000                    208,000.00
         April 20                      85,000                  2,243,124.50

ITEM 4. Purpose of Transaction.

            PGGM has acquired the shares of Common Stock included by it in this Statement for investment purposes and not with the present intention of acquiring control of the Company's business. An advisor to the Board of Managing Directors of PGGM (the "PGGM Affiliate") sits on the Company's Board of Directors. By having the PGGM Affiliate sit on the Board of Directors of the Company, PGGM has the power to influence the management, strategies and conduct of the business and affairs of the Company.

            The PGGM from time to time intends to review its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based on such review, PGGM will take such actions in the future as PGGM may deem appropriate in light of the circumstances existing from time to time. If PGGM believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, it may acquire Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, PGGM may determine to dispose of some or all of the Common Stock currently owned by PGGM or otherwise acquired by PGGM either in the open market or in privately negotiated transactions.

            Except as set forth above, PGGM has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change in the Company's capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the


                                  Page 6 of __

Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

            As of the date hereof, PGGM may be deemed to beneficially own for purposes of this Statement 10,923,772 shares of Common Stock, including 434,821 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock of the Company owned by PGGM (the "Conversion Shares"), which constitute approximately 6.5% of the sum of (i) 166,775,031, being the number of shares of Common Stock outstanding (based on the Company's Annual Report, dated December 31, 1998, filed under the Securities Exchange Act of 1934, as amended), and (ii) 434,821, being the number of Conversion Shares.

            On February 26, 1999, PGGM elected to convert 150,000 shares of Series A Preferred Stock of the Company, being all the Series A Preferred Stock of the Company owned by PGGM, into 5,699,304 shares of Common Stock pursuant to its conversion rights as set forth in the Amended and Restated Certificate of Incorporation of the Company.

            During the period from March 12 through April 20, 1999, PGGM acquired 2,795,000 shares of Common Stock through the open market purchase of the Company's Common Stock as listed in Item 3 hereof.


                                  Page 7 of __

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by PGGM.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            PGGM entered into a Registration Rights Agreement, dated as of September 24, 1998, by and among the Company and the persons set forth on Schedule A thereto, a copy of which is attached hereto as EXHIBIT B. Pursuant to the Registration Rights Agreement, (i) PGGM has the right, once each 12-month period, to demand that the Company register PGGM's Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the "Securities Act"); (ii) PGGM has the right to request that the Company register PGGM's Registrable Securities if the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of Common Stock of the Company for its own account or for the account of any shareholder; and (iii) the Company agrees to use reasonable efforts to qualify for registration on Form S-3 for secondary sales following the effective time of an initial public offering.


                                  Page 8 of __

ITEM 7. Material to be Filed as Exhibits.

            EXHIBIT A contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

            EXHIBIT B is the Registration Rights Agreement, dated as of September 24, 1998, by and among the Company and the persons listed on Schedule A thereto.

                 [Remainder of page left blank intentionally]


                                  Page 9 of __

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1999

                                          STICHTING PENSIOENFONDS VOOR DE
                                          GEZONDHEID GEESTELIJKE EN
                                          MAATSCHAPPELIJKE BELANGEN

                                          By:/s/Jan H.W.R. van der Vlist
                                             --------------------------------
                                             Jan H.W.R. van der Vlist
                                             Attorney-in-Fact


                                          By:/s/Anneke C. van de Puttelaar
                                             --------------------------------
                                             Anneke C. van de Puttelaar
                                             Attorney-in-Fact


                                 Page 10 of __

                                    EXHIBIT A

      The name, citizenship, business address and present principal occupation of each executive officer and director of PGGM is as follows:

Name and Citizenship          Present Principal Office  Occupation and Address
--------------------          ------------------------  ----------------------

Dick J. de Beus (Mr.)         Executive Officer         Pensioenfonds PGGM
(The Netherlands)             Chairman, Board of        Kroostweg-Noord 149
                              Managing Directors        P.O. Box 117
                                                        3700 AC Zeist
                                                        The Netherlands

Roderick M.S.M. Munsters      Executive Officer,        Pensioenfonds PGGM
(Mr.) (The Netherlands)       Managing Director         Kroostweg-Noord 149
                              Investments               P.O. Box 117
                                                        3700 AC Zeist
                                                        The Netherlands

H.J. van Essen (Mr.)          Executive Officer,        Pensioenfonds PGGM
(The Netherlands)             Managing Director         Kroostweg-Noord 149
                              Pensions                  P.O. Box 117
                                                        3700 AC Zeist
                                                        The Netherlands

J.C.J. Lammers (Mr.)          Chairman of the Board of  Leidsegracht 25
(The Netherlands)             Directors of PGGM         1017 NA Amsterdam
                              Retired                   The Netherlands

W.L. Bonhof (Mr.)             Director                   Zon en Schild
(The Netherlands)             Director                  (Hospital)
                                                        Utrechtseweg 266
                                                        P.O. Box 3051
                                                        3800 DB Amersfoort
                                                        The Netherlands

R.G. de Vries (Mr.)           Director                  Nederlandse Zorg
(The Netherlands)             Vice Director             Federatie
                                                        (Netherlands Health
                                                        Care Federation)
                                                        P.O. Box 9696
                                                        3506 GR Utrecht
                                                        The Netherlands


                                 Page 11 of __

Name and Citizenship          Present Principal Office  Occupation and Address
--------------------          ------------------------  ----------------------

J. Hillenius (Mr.)            Director                  Meije 342
(The Netherlands)             Retired                   3474 ME Zegveld
                                                        The Netherlands

J. Wagenaar(Mr.)              Director                  Nederlandse Zorg
(The Netherlands)             Director                  Federatie
                                                        Federatie
                                                        (Netherlands Health
                                                        Care Federation)
                                                        P.O. Box 9696
                                                        3506 GR Utrecht
                                                        The Netherlands

W.H. de Weijer (Mr.)          Director                  Zorg en Wonen
(The Netherlands)             Chief Executive Officer   Zaanstreek/Waterland
                                                        P.O. Box 68
                                                        1440 AB Purmerend
                                                        The Netherlands

H.D. Cornelissen (Mr.)        Director                  Professor
(The Netherlands)             Board Member              Duboisstichting P.O.
                                                        Box 694
                                                        5900 AR Venlo
                                                        The Netherlands

R. van den Burg (Mr.)         Director                  ABVAKABO
(The Netherlands)             Trade Union Officer       (Trade Union)
                                                        P.O. Box 3010
                                                        2700 KT Zoetermeer
                                                        The Netherlands

A.J.M. van Huygevoort (Mr.)   Director                  ABVAKABO
(The Netherlands)             Trade Union Officer       (Trade Union)
                                                        P.O. Box 3010
                                                        2700 KT Zoetermeer
                                                        The Netherlands

J.F. van Pijpen (Mrs.)        Director                  ABVAKABO
(The Netherlands)             Trade Union Officer       (Trade Union)
                                                        P.O. Box 3010
                                                        2700 KT Zoetermeer
                                                        The Netherlands


                                 Page 12 of __

Name and Citizenship          Present Principal Office  Occupation and Address
--------------------          ------------------------  ----------------------

E. de Bruin (Mr.)             Director                  CFO (Trade union)
(The Netherlands)             Board Member              P.O. Box 84500
                                                        2508 AM Den Haag
                                                        the Netherlands

K. Kruithof (Mr.)             Director                  CFO (Trade Union)
(The Netherlands)             Board Member              P.O. Box 84500
                                                        2508 AM Den Haag
                                                        The Netherlands

K. de Jong (Mr.)              Director                  NU '91 (Trade Union)
(The Netherlands)             Vice Chairman             Leidseweg 63
                                                        P.O. Box 6001
                                                        3503 PA Utrecht
                                                        The Netherlands


                                 Page 13 of __

                                    EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

            REGISTRATION RIGHTS AGREEMENT, dated as of September 24, 1998 (the "Agreement"), by and among Simon Property Group, Inc. (the "Company") and the persons set forth on Schedule A (the "Rights Holders"). The Rights Holders and their respective successors-in-interest and permitted assigns are hereinafter sometimes referred to as the "Holders."

            Upon execution of the Sixth Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") of Simon Property, L.P., a Delaware limited partnership (the "Operating Partnership"), dated as of the date hereof, among the Company, SPG Properties, Inc., SD Property Group, Inc. and its limited partners (the "Limited Partners"), the Limited Partners have the right at any time to exchange all or any portion of their units of partnership interest ("Units") in the Operating Partnership and in SPG Realty Consultants, L.P., a Delaware limited partnership (together with the Operating Partnerships the "Operating Partnerships") for shares ("Shares") of the Company's common stock, par value $.0001 per share (including beneficial interest in shares of common stock, par value $.0001 per share, of SPG Realty Consultants, Inc. ("SPG Realty") the "Common Stock"), or cash, at the election of the Company and SPG Realty, and, except as provided herein, any Shares issued upon such exchange will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), which stockholders shall constitute "Holders" for purposes of this Agreement.

            Upon execution of this Agreement and upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 18, 1998 (the "Merger Agreement"), by and among Simon DeBartolo Group, Inc. (the predecessor to SPG Properties, Inc.), Corporate Property Investors (the predecessor to the Company) and Corporate Realty Consultants, Inc., the Company has agreed to provide certain registration rights with respect to the Shares held or to be held by certain former stockholders of Corporate Property Investors, Inc. The Company has agreed to provide certain registration rights with respect to the Shares held or to be held by certain Limited Partners.

            In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

            1. Securities Subject to this Agreement. The securities entitled to the benefits of this Agreement are (a) the Shares issued by the Company to the Holders, (b) the Shares issued by the Company to the Holders upon conversion of the Series A Convertible


                                 Page 14 of __

Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), of the Company, and the Shares issued by the Company to the Holders upon conversion of the Series B Convertible Preferred Stock, par value $.0001 per share ("Series B Preferred Stock") of the Company and (c) the Shares issued by the Company to the Holders upon exchange of the Units pursuant to the Partnership Agreement (collectively, the "Registrable Securities") but, with respect to any particular Registrable Security, only so long as it continues to be a Registrable Security. Registrable Securities shall include any securities issued as a dividend or distribution on account of Registrable Securities or resulting from a subdivision of the outstanding shares of Registrable Securities into a greater number of shares (by reclassification, stock split or otherwise). For the purposes of this Agreement, a security that was at one time a Registrable Security shall cease to be a Registrable Security when (a) such security has been effectively registered under the Securities Act, other than pursuant to
Section 4 of this Agreement, and either (i) the registration statement with respect thereto has remained continuously effective for 150 days or (ii) such security has been disposed of pursuant to such registration statement, (b) such security is sold to the public in reliance on Rule 144 (or any similar provision then in force) under the Securities Act, (c) such security has been otherwise transferred, and (i) the Company has delivered a new certificate or other evidence of ownership not bearing the legend set forth on the Shares upon the initial issuance thereof (or other legend of similar import) and (ii) in the opinion of counsel to the Company reasonably acceptable to the Holders and addressed to the Company and the holder of such security, the subsequent disposition of such security shall not require the registration or qualification under the Securities Act, or (d) such security has ceased to be outstanding.

            Notwithstanding anything to the contrary herein, any Holder may exercise any of its rights hereunder prior to its receipt of Shares, provided that such Holder, simultaneously with the delivery of any notice requesting registration hereunder, shall deliver an Exercise Notice to the Company requesting (i) exchange of Units exchangeable into such number of Shares as such Limited Partner has requested to be registered, or (ii) conversion of the Series A Preferred Stock or Series B Preferred Stock into such number of Shares as such Holder has requested to be registered. Any such Exercise Notice so delivered shall be (a) conditioned on the effectiveness of the requested registration in connection with which it was delivered and (b) deemed to cover only such number of Units, Series A Preferred Stock or Series B Preferred Stock as are exchangeable or convertible into the number of Shares actually sold pursuant to the requested registration. Any Shares to be issued in connection with any such Exercise Notice shall be issued upon the closing of the requested registration. In the event that the Company elects to issue all cash in lieu of Shares upon the exchange of the Units covered by any such Exercise Notice, the registration requested by the Limited Partner that delivered such Exercise Notice, if a Demand Registration, shall not constitute a Demand Registration under Section
2.1 hereof.

            In the event a Holder holding shares of Series B Preferred Stock exercises its rights to have Registrable Securities included in a registration statement pursuant to Section 2, 3


                                 Page 15 of __
or 4 of this Agreement, it may also request that shares of Series B Preferred Stock be included therein, subject in all respects to the terms and conditions of this Agreement, except that, notwithstanding any provision to the contrary contained in this Agreement, (a) in the event that the number of Registrable Securities requested to be included in a registration statement pursuant to
Section 2 or 3 is reduced as provided therein, the shares of Series B Preferred Stock requested to be included shall be reduced, to zero if so requested by the managing underwriters, before the number of Registrable Securities is reduced and (b) in no event shall the Company be required to maintain or extend the effectiveness of a registration statement solely as a result of the fact that shares of Series B Preferred Stock covered by such registration statement remain unsold.

            Nothing contained herein shall create any obligation on the part of the Company to issue Shares, rather than cash, upon the exchange of any Units.

            2. Demand Registration.

                  2.1. Request for Registration. At any time, each Holder (or, with respect to each Holder that is a member of the DeBartolo entities listed on Schedule B (the "DeBartolo Group"), EDJC LLC) may make a written request per 12-month period (specifying the intended method of disposition) for registration under the Securities Act (each, a "Demand Registration") of all or part of such Holder's Registrable Securities (but such part, together with the number of securities requested by other Holders to be included in such Demand Registration pursuant to this Section 2.1, shall have an estimated market value at the time of such request (based upon the then market price of a share of Common Stock of the Company) of at least $10,000,000). Notwithstanding the foregoing, the Company shall not be required to file any registration statement on behalf of any Holder within six months after the effective date of any earlier registration statement so long as the Holder requesting the Demand Registration was given a notice offering it the opportunity to sell Registrable Securities under the earlier registration statement and such Holder did not request that all of its Registrable Securities be included; provided, however, that if a Holder requested that all of its Registrable Securities be included in the earlier registration statement but not all were so included through no fault of the Holder, such Holder may, but shall not be obligated to, require the Company to file another registration statement pursuant to a Demand Registration (subject, in the event of a Demand Registration for less than all such remaining Registrable Securities, to the same $10,000,000 limitation set forth above) exercised by such Holder within six months of the effective date of such earlier registration statement. Within ten days after receipt of a request for a Demand Registration, the Company shall give written notice (the "Notice") of such request to all other Holders and shall include in such registration all Registrable Securities that the Company has received written requests for inclusion therein within 15 days after the Notice is given (the "Requested Securities"). Thereafter, the Company may elect to include in such registration additional Shares to be issued by the Company. In such event for purposes only of Section 2.3 (other than the first sentence thereof) and not for purposes of any other provision or Section


                                 Page 16 of __
hereof (including, without limitation, Section 3), (a) such shares to be issued by the Company in connection with a Demand Registration shall be deemed to be Registrable Securities and (b) the Company shall be deemed to be a Holder thereof. All requests made pursuant to this Section 2.1 shall specify the aggregate number of Registrable Securities to be registered.

                  2.2. Effective Registration and Expenses. A registration shall not constitute a Demand Registration under Section 2.1 hereof until it has become effective. In any registration initiated as a Demand Registration, the Company shall pay all Registration Expenses (as defined in Section 8) incurred in connection therewith, whether or not such Demand Registration becomes effective, unless such Demand Registration fails to become effective as a result of the fault of one or more Holders other than the Company, in which case the Company will not be required to pay the Registration Expenses incurred with respect to the offering of such Holder or Holders' Registrable Securities. The Registration Expenses incurred with respect to the offering of such Holder or Holders' Registrable Securities shall be the product of (a) the aggregate amount of all Registration Expenses incurred in connection with such registration and
(b) the ratio that the number of such Registrable Securities bears to the total number of Registrable Securities included in the registration.

                  2.3. Priority on Demand Registrations. The Holder making the Demand Registration may elect whether the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment underwritten offering or otherwise; provided, however, that such Holder may not elect that such offering be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. In any case in which an offering is in the form of a firm commitment underwritten offering, if the managing underwriter or underwriters of such offering advise the Company in writing that in its or their opinion the number of Registrable Securities proposed to be sold in such offering exceeds the number of Registrable Securities that can be sold in such offering without adversely affecting the market for the Company's common stock, the Company will include in such registration the number of Registrable Securities that in the opinion of such managing underwriter or underwriters can be sold without adversely affecting the market for the Company's common stock. In such event, the number of Registrable Securities, if any, to be offered for the accounts of Holders (including the Holder making the Demand Registration) shall be reduced pro rata on the basis of the relative number of any Registrable Securities requested by each such Holder to be included in such registration to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by such managing underwriter or underwriters. In the event the Holder making the Demand shall receive notice pursuant to this Section 2.3 that the amount of Registrable Securities to be offered for the account of such Holder shall be reduced, such Holder shall be entitled to withdraw the Demand by written notice to the Company within seven
(7) days after receipt of such notice, with the effect that such Demand shall be deemed not to have been made.


                                 Page 17 of __

                  2.4. Selection of Underwriters. If any of the Registrable Securities covered by a Demand Registration are to be sold in an underwritten offering, the Holders, in the aggregate, that own or will own a majority of the Registrable Securities that the Company has been requested to register (including the Requested Securities but excluding any securities to be issued by the Company), shall have the right to select the investment banker or investment bankers and manager or managers that will underwrite the offering; provided, however, that such investment bankers and managers must be reasonably satisfactory to the Company.

            3. Piggyback Registration. Whenever the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of Common Stock by the Company for its own account or for the account of any stockholders of the Company (other than a registration statement filed pursuant to either Section 2 or 4 hereof), the Company shall give written notice (the "Offering Notice") of such proposed filing to each of the Holders at least 30 days before the anticipated filing date. Such Offering Notice shall offer all such Holders the opportunity to register such number of Registrable Securities as each such Holder may request in writing, which request for registration (each, a "Piggyback Registration") must be received by the Company within 15 days after the Offering Notice is given. The Company shall use all reasonable efforts to cause the managing underwriter or underwriters of a proposed underwritten offering, if any, to permit the holders of the Registrable Securities requested to be included in the registration for such offering to include such Registrable Securities in such offering on the same terms and conditions as the common stock of the Company or, if such offering is for the account of other stockholders, the common stock of such stockholders included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of a proposed underwritten offering advise the Company in writing that in its or their opinion the number of Registrable Securities proposed to be sold in such offering exceeds the number of Registrable Securities that can be sold in such offering without adversely affecting the market for the Common Stock, the Company will include in such registration the number of Registrable Securities that in the opinion of such managing underwriter or underwriters can be sold without adversely affecting the market for the Common Stock. In such event, the number of Registrable Securities, if any, to be offered for the accounts of Holders shall be reduced pro rata on the basis of the relative number of any Registrable Securities requested by each such Holder to be included in such registration to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by such managing underwriter or underwriters. The Company shall pay all Registration Expenses incurred in connection with any Piggyback Registration.

            4. Shelf Registration. Following the Effective Time, the Company shall use reasonable efforts to qualify for registration on Form S-3 for secondary sales. The Company agrees that, upon the request of any Holder, the Company shall promptly after receipt of such request notify each other Holder of receipt of such request and shall cause to be filed on or as


                                 Page 18 of __
soon as practicable thereafter, but not sooner than 35 days after the receipt of such notice from such Holder, a registration statement (a "Shelf Registration Statement") on Form S-1, Form S-3 or any other appropriate form under the Securities Act for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the Securities and Exchange Commission (the "Commission") and permitting sales in any manner not involving an underwritten public offering (and shall register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 7(g) hereof) covering up to the aggregate number of (a) Shares to be issued to such Holder and all other Holders who request that the Shares to be issued to them upon the exchange of Units held by them be included in the Shelf Registration Statement upon the exchange of Units so that the Shares issuable upon the exchange of such Units will be registered pursuant to the Securities Act and (b) the Shares to be issued to them upon the conversion of Series A Preferred Stock or Series B Preferred Stock held by them be included in the Shelf Registration Statement upon the conversion of Series A Preferred Stock or Series B Preferred Stock so that the Shares issuable upon the conversion will be registered pursuant to the Securities Act, and (c) Registrable Securities held by such Holders. The Company shall use its best efforts to cause the Shelf Registration Statement to be declared effective by the Commission within three months after the filing thereof. The Company shall use its reasonable efforts to keep the Shelf Registration Statement continuously effective (and to register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 7(g) hereof) for so long as any Holder holds any Shares, Units that may be exchanged for Shares under the Partnership Agreement, Series A Preferred Stock or Series B Preferred Stock that may be converted into Shares or until the Company has caused to be delivered to each Holder an opinion of counsel, which counsel must be reasonably acceptable to such Holders, stating that such Shares or Shares issued upon such exchange or conversion may be sold by the Holders pursuant to Rule 144 promulgated under the Securities Act without regard to any volume limitations and that the Company has satisfied the informational requirements of Rule 144. The Company shall file any necessary listing applications or amendments to existing applications to cause the Shares issuable upon exchange of Units or conversion of Series A Preferred Stock or Series B Preferred Stock to be listed on the primary exchange on which the Common Stock is then listed, if any. Notwithstanding the foregoing, if the Company determines that it is necessary to amend or supplement such Shelf Registration Statement and if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be significantly disadvantageous to the Company and its stockholders for any such Shelf Registration Statement to be amended or supplemented, the Company may defer such amending or supplementing of such Shelf Registration Statement for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration Statement during such period. Notwithstanding the foregoing, if the Company irrevocably elects prior to the filing of any Shelf Registration


                                 Page 19 of __

Statement to issue all cash in lieu of Shares upon the exchange of Units by the Holder requesting the filing of such Shelf Registration Statement, the Company shall not be obligated to file such Shelf Registration Statement.

            5. Rights of Other Stockholders. The Company shall not grant any person, for so long as any securities convertible into or exchangeable for Registrable Securities are outstanding, any rights to have their securities included in any registration statement to be filed by the Company if such rights are greater than the rights of the Holders granted herein without extending such greater rights to the Holders. Subject to the penultimate sentence of Section
2.3 and the last sentence of Section 3, to the extent the securities of such other stockholders are entitled to be included in any such registration statement and the managing underwriter or underwriters believe that the number of securities proposed to be sold in such offering exceeds the number of securities that can be sold in such offering without adversely affecting the market for the Company's common stock, the number of securities to be offered for the accounts of such other stockholders shall be reduced to zero before the number of securities to be offered for the accounts of the Holders is reduced.

            6. Holdback Agreements.

                  6.1. Restrictions on Public Sale by Holders of Registrable Securities. Each Holder (a) participating in an underwritten offering covered by any Demand Registration or Piggyback Registration or (b) in the event the Company is issuing shares of its capital stock to the public in an underwritten offering, agrees, if requested by the managing underwriter or underwriters for such underwritten offering, not to effect (except as part of such underwritten offering or pursuant to Article XII of the Partnership Agreement) any public sale or distribution of Registrable Securities or any securities convertible into or exchangeable or exercisable for such Registrable Securities, including a sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, during the period (a "Lock-Out Period") commencing 14 days prior to and ending no more than 90 days subsequent to the date (an "Execution Date") specified in the Lock-Out Notice (as defined below) as the anticipated date of the execution and delivery of the underwriting agreement (or, if later, a pricing or terms agreement signed pursuant to such underwriting agreement) to be entered into in connection with such Demand Registration or Piggyback Registration or other underwritten offering. The Execution Date shall be no fewer than 21 days subsequent to the date of delivery of written notice (a "Lock-Out Notice") by the Company to each Holder of the anticipated execution of an underwriting agreement (or pricing or terms agreement), and the Execution Date shall be specified in the Lock-Out Notice. The Company may not deliver a Lock-Out Notice unless it is making a good faith effort to effect the offering with respect to which such Lock-Out Notice has been delivered. Notwithstanding the foregoing, the Company may not (a) establish Lock-Out Periods in effect for more than 208 days in the aggregate within any of the consecutive fifteen-month periods commencing on August 7,


                                 Page 20 of __

1997 and (b) cause any Lock-Out Period to commence (i) during the 45-day period immediately following the expiration of any Lock-Out Period, such 45-day period to be extended by one day for each day of delay pursuant to Section 7(a); provided, however, that in no event shall such extension exceed 90 days; provided, further, however, that such 90-day limit on extensions shall terminate on December 31, 1998; or (ii) if the Company shall have been requested to file a Registration Statement pursuant to Section 2 during such 45-day period (as extended), until the earlier of (x) the date on which all Registrable Securities thereunder shall have been sold and (y) 45 days after the effective date of such Registration Statement. Notwithstanding the foregoing, any Lock-Out Period may be shortened at the Company's sole discretion by written notice to the Holders, and the applicable Lock-Out Period shall be deemed to have ended on the date such notice is received by the Holders. For the purposes of this Section 6.1, a Lock-Out Period shall be deemed to not have occurred, and a Lock-Out Notice shall be deemed to not have been delivered, if, within 30 days of the delivery of a Lock-Out Notice, the Company delivers a written notice (the "Revocation Notice") to the Holders stating that the offering (the "Aborted Offering") with respect to which such Lock-Out Notice was delivered has not been, or shall not be, consummated; provided, however, that any Lock-Out Period that the Company causes to commence within 45 days of the delivery of such Revocation Notice shall be reduced by the number of days pursuant to which the Holders were subject to restrictions on transfer pursuant to this Section 6.1 with respect to such Aborted Offering.

                  6.2. Restrictions on Public Sale by the Company. If, but only if, the managing underwriter or underwriters for any underwritten offering of Registrable Securities made pursuant to a Demand Registration so request, the Company agrees not to effect any public sale or distribution of any of its securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities (except pursuant to registrations on Form S-4 or S-8 or any successor or similar forms thereto) during the 14 days prior to, and during the 180-day period beginning on, the effective date of such Demand Registration.

            7. Registration Procedures. Whenever the Holders have requested that any Registrable Securities be registered pursuant to Section 2, 3, or 4, the Company shall use its best efforts to effect the registration of Registrable Securities in accordance with the intended method of disposition thereof as expeditiously as practicable, and in connection with any such request, the Company shall as expeditiously as possible:

            (a) in connection with a request pursuant to Section 2, prepare and file with the Commission, not later than 40 days (or such longer period as may be required in order for the Company to comply with the provisions of Regulation S-X under the Securities Act) after receipt of a request to file a registration statement with respect to Registrable Securities, a registration statement on any form for which the Company then qualifies or which counsel for the Company


                                 Page 21 of __
shall deem appropriate and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof and, if the offering is an underwritten offering, shall be reasonably satisfactory to the managing underwriter or underwriters, and use its best efforts to cause such registration statement to become effective; provided, however, that if the Company shall within five (5) Business Days after receipt of such request furnish to the Holders making such a request a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be significantly disadvantageous to the Company and its stockholders for such a registration statement to be filed on or before the date filing would be required, the Company shall have an additional period of not more than 45 days within which to file such registration statement (provided that only one such notice may be given during any 12 month period); and provided, further, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (a) furnish to the counsel selected by the Holder making the demand, or if no demand, then, by the Holders, in the aggregate, that own or will own a majority of the Registrable Securities covered by such registration statement, copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel, and (b) notify each seller or prospective seller of Registrable Securities of any stop order issued or threatened by the Commission or withdrawal of any state qualification and take all reasonable actions required to prevent such withdrawal or the entry of such stop order or to remove it if entered;

            (b) in connection with a registration pursuant to Section 2, prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 150 days (or such shorter period that will terminate when all Registrable Securities covered by such registration statement have been sold, but not before the expiration of the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable), and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended method of disposition by the sellers thereof set forth in such registration statement;

            (c) notify each seller of Registrable Securities and the managing underwriter, if any, promptly, and (if requested by any such Person) confirm such advice in writing,

                  (i) when the prospectus or any supplement thereto or amendment or post-effective amendment to the registration statement has been filed, and, with respect to the registration statement or any post-effective amendment, when the same has become effective,


                                 Page 22 of __

                  (ii) of any request by the Commission for amendments or
            post-effective amendments to the registration statement or supplements to the prospectus or for additional information,

                  (iii) of the issuance by the Commission of any stop order
            suspending the effectiveness of the registration statement or the initiation or threatening of any proceedings for that purpose,

                  (iv) if at any time during the distribution of securities by the managing underwriter the representations and warranties of the Company to be contained in the underwriting agreement cease to be true and correct in all material respects, and

                  (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

            (d) use its best efforts to prevent the issuance of any stop order suspending the effectiveness of the registration statement or any state qualification or any order preventing or suspending the use of any preliminary prospectus, and use its best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement or any state qualification or of any order preventing or suspending the use of any preliminary prospectus at the earliest possible moment;

            (e) if requested by the managing underwriter or a seller of Registrable Securities, promptly incorporate in a prospectus supplement or post-effective amendment to the registration statement such information as the managing underwriter or a seller of Registrable Securities reasonably request to have included therein relating to the plan of distribution with respect to the Registrable Securities, including, without limitation, information with respect to the amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment promptly after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

            (f) furnish to each seller of Registrable Securities and the managing underwriter one signed copy of the registration statement and each amendment thereto as filed with the Commission, and such number of copies of such registration statement, each amendment (including post-effective amendments) and supplement thereto (in each case including all documents incorporated by reference and all exhibits thereto whether or not incorporated by reference), the prospectus included in such registration statement (including each


                                 Page 23 of __
preliminary prospectus) and such other documents as each seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

            (g) use reasonable efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any seller or underwriter reasonably requests in writing and to do any and all other acts and things that may be reasonably necessary or advisable to register or qualify for sale in such jurisdictions the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (a) qualify generally to do business in any jurisdiction where it is not then so qualified, (b) subject itself to taxation in any such jurisdiction, (c) consent to general service of process in any such jurisdiction or (d) provide any undertaking required by such other securities or "blue sky" laws or make any change in its charter or bylaws that the Board of Directors determines in good faith to be contrary to the best interest of the Company and its stockholders;

            (h) use reasonable efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

            (i) notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and prepare and file with the Commission a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

            (j) enter into customary agreements (including an underwriting agreement in customary form, if the offering is an underwritten offering) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities and in such connection:

                  (i) make such representations and warranties to the
            underwriters in form, substance and scope, reasonably satisfactory to the managing underwriter, as are customarily made by issuers to underwriters in primary underwritten offerings on the form of registration statement used in such offering;


                                 Page 24 of __

                  (ii) obtain opinions and updates thereof of counsel, which counsel and opinions to the Company (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter, addressed to the managing underwriter, covering the matters customarily covered in opinions requested in primary underwritten offerings on the form of registration statement used in such offering and such other matters as may be reasonably requested by the managing underwriter;

                  (iii) obtain so-called "cold comfort" letters and updates
            thereof from the Company's independent public accountants addressed to the managing underwriter in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with primary underwritten offerings and such other matters as may be reasonably requested by the managing underwriter;

                  (iv) cause the underwriting agreements to set forth in full the indemnification provisions and procedures of Section 9 (or such other substantially similar provisions and procedures as the managing underwriter shall reasonably request) with respect to all parties to be indemnified pursuant to said Section; and

                  (v) deliver such documents and certificates as may be
            reasonably requested by the Participating Holder or Holders to evidence compliance with the provisions of this Section 7(j) and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

            The above shall be done at the effectiveness of such registration statement (when consistent with customary industry practice), each closing under any underwriting or similar agreement as and to the extent required thereunder and from time to time as may reasonably be requested by the sellers of Registrable Securities, all in a manner consistent with customary industry practice.

            (k) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, the counsel referred to in clause (a) of Section 7(a) and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, employees and agents to supply all information reasonably requested by any such Inspector in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the


                                 Page 25 of __

Inspectors are confidential shall not be disclosed by the Inspectors unless (a) the disclosure of such Records is, in the reasonable judgment of any Inspector, necessary to avoid or correct a misstatement or omission of a material fact in the registration statement or (b) the release of such Records is ordered pursuant to a subpoena or other order from a court or governmental agency of competent jurisdiction or required (in the written opinion of counsel to such seller or underwriter, which counsel shall be reasonably acceptable to the Company) pursuant to applicable state or federal law. Each seller of Registrable Securities agrees that it will, upon learning that disclosure of such Records are sought by a court or governmental agency, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

            (l) if such sale is pursuant to an under-written offering, use reasonable efforts to obtain a "cold comfort" letter and updates thereof from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the holders, in the aggregate, of a majority of the Registrable Securities being sold and the managing underwriter or underwriters reasonably request;

            (m) otherwise use reasonable efforts to comply with the Securities Act, the Exchange Act, all applicable rules and regulations of the Commission and all applicable state securities and real estate syndication laws, and make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

            (n) use reasonable efforts to cause all Registrable Securities covered by the registration statement to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied;

            (o) cooperate with the sellers of Registrable Securities and the managing underwriter to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter may reasonably request at least 2 business days prior to any sale of Registrable Securities to the underwriters;

            (p) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter;

            (q) prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing of the


                                 Page 26 of __
registration statement) provide copies of such document to the sellers of Registrable Securities, the underwriters and their respective counsel, make the Company representatives available for discussion of such document with such persons and, to the extent changes may be made to such document without the consent of a third party (other than the Company's accountants or any affiliate of the Company), make such changes in such document prior to the filing thereof as any such persons may reasonably request to the extent and only to the extent that such changes relate to a description of a DeBartolo Group Holder or the Plan or Distribution being effected by a DeBartolo Group Holder; and

            (r) participate, if so requested, in a "road show" in connection with the sale of the Registrable Securities but only to the extent reasonably requested by the managing underwriter, if such sale is pursuant to an underwritten offering.

            The Company may require each seller or prospective seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and other matters as may be required to be included in the registration statement.

            Each holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Paragraph (i) of this Section 7, such holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Paragraph (i) of this
Section 7, and, if so directed by the Company, such holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in Paragraph (b) of this Section 7) by the number of days during the period from and including the date of the giving of such notice pursuant to Paragraph (i) of this Section 7 to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Paragraph (i) of this Section 7.

            The Company shall keep the sellers of Registrable Securities to be offered in a given registration advised of the status of any registration in which they are participating. In addition, the Company and each such seller of Registrable Securities may enter into understandings in writing whereby such seller of Registrable Securities will agree in advance as to the acceptability of the price or range of prices per share at which the Registrable Securities included in such registration are to be offered to the public. Furthermore, the Company shall establish pricing notification procedures reasonably acceptable to each such seller of Registrable Securities and shall, as promptly as practicable after learning the same from the managing underwriter, use reasonable efforts to give oral notice to each such seller of Registrable


                                 Page 27 of __

Securities of the anticipated date on which the Company expects to receive a notification from the managing underwriter (and any changes in such anticipated date) of the price per share at which the Registrable Securities included in such registration are to be offered to the public.

            8. Registration Expenses. The Company shall pay all expenses incident to its performance of or compliance with this Agreement, including, without limitation, (a) all Commission, stock exchange and National Association of Securities Dealers, Inc. registration, filing and listing fees, (b) all fees and expenses incurred in complying with securities or "blue sky" laws (including reasonable fees and disbursements of counsel in connection with "blue sky" qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) all fees and disbursements of the Company's independent public accountants and counsel and (e) all fees and expenses of any special experts retained by the Company in connection with any Demand Registration or Piggyback Registration pursuant to the terms of this Agreement, regardless of whether such registration becomes effective; provided, however, that the Company shall not pay the costs and expenses of any Holder relating to underwriters' commissions and discounts relating to Registrable Securities to be sold by such Holder (but such costs and expenses shall be paid by the Holders on a pro rata basis), brokerage fees, transfer taxes, or the fees or expenses of any counsel, accountants or other representatives retained by the Holders, individually or in the aggregate. All of the expenses described in this Section 8 that are to be paid by the Company are herein called "Registration Expenses."

            9. Indemnification; Contribution.

                  9.1. Indemnification by the Company. The Company agrees to indemnify, to the fullest extent permitted by law, each Holder and each secured creditor referred to in Section 12.4(c) (ii) hereof (a "Secured Creditor"), each of their respective officers, directors, agents, advisors, employees and trustees, and each person, if any, who controls such Holder or Secured Creditor (within the meaning of the Securities Act), against any and all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information with respect to such Holder or Secured Creditor furnished in writing to the Company by such Holder or Secured Creditor expressly for use therein or by such Holder's or Secured Creditor's failure to deliver a copy of the prospectus or any supplements thereto after the Company has furnished such Holder or Secured Creditor with a sufficient number of copies of the same or by the delivery of


                                 Page 28 of __
prospectuses by such Holder or Secured Creditor after the Company notified such Holder or Secured Creditor in writing to discontinue delivery of prospectuses. The Company also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

                  9.2. Indemnification by Holders. In connection with any registration statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, severally and not jointly, to the fullest extent permitted by law, the Company, its officers, directors and agents and each person, if any, who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission is contained in or omitted from, as the case may be, any information or affidavit with respect to such Holder so furnished in writing by such Holder specifically for use in the Registration Statement. Each Holder also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company.

                  9.3. Conduct of Indemnification Proceedings. Any party that proposes to assert the right to be indemnified under this Section 9 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party under the foregoing provisions of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will


                                 Page 29 of __
not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. If the indemnifying party assumes the defense, the indemnifying party shall have the right to settle such action without the consent of the indemnified party; provided, however, that the indemnifying party shall be required to obtain such consent (which consent shall not be unreasonably withheld) if the settlement includes any admission of wrongdoing on the part of the indemnified party or any decree or restriction on the indemnified party or its officers or directors; provided, further, that no indemnifying party, in the defense of any such action, shall, except with the consent of the indemnified party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such action. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (a) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (b) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available in the indemnifying party, (c) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (d) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time from all such indemnified party or parties unless (a) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (b) an indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (c) a conflict or potential conflict exists (based on advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. An indemnifying party will not be liable for any settlement of any action or claim effected without its written consent (which consent shall not be unreasonably withheld).

            9.4. Contribution. If the indemnification provided for in this
Section 9 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any


                                 Page 30 of __
losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, to the extent such indemnification is unavailable, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 9.3, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 9.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person.

            If indemnification is available under this Section 9, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 9.1 and 9.2 without regard to the relative fault of said indemnifying parties or indemnified party.

            10. Participation in Underwritten Registrations. No person may participate in any underwritten registration hereunder unless such person
(i)agrees to sell such person's securities on the basis provided in any underwriting agreements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

            11. Rule 144. The Company covenants that it shall use its best efforts to file the reports required to be filed by it under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder if and when the Company becomes obligated to file such reports (or, if the Company ceases to be required to file such reports, it shall, upon the request of any Holder, make publicly available other information), and it shall, if feasible, take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the


                                 Page 31 of __

Securities Act, as such Rule may be amended from time to time or (ii) any similar rules or regulations hereafter adopted by the Commission. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

            12. Miscellaneous.

                  12.1. Remedies. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

                  12.2. Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of all Holders.

                  12.3. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, or sent by certified or registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, or, if mailed, five days (or, in the case of express mail, one day) after the date of deposit in the United States mail, as follows:

            (i)   if to the Company, to:

                  Simon Property Group, Inc.
                  Merchants Plaza
                  115 West Washington Street
                  Suite 15 East
                  Indianapolis, Indiana 46204
                  Attention:  David Simon
                              James M. Barkley, Esq.
                  Facsimile No.: (317) 685-7221

                  with a copy to:

                  Willkie Farr & Gallagher
                  787 Seventh Avenue
                  New York, New York 10019


                                 Page 32 of __

                  Attention:  Richard L. Posen, Esq.
                  Facsimile: (212) 728-8111

            (ii) if to any Holder, to the most current address of such Holder given by such Holder to the Company in writing.

            Any party may by notice given in accordance with this Section 12.3 to the other parties designate another address or person for receipt of notice hereunder.

                  12.4. Successors and Assigns.

            (a) This Agreement shall inure to the benefit of and be binding upon the Holders and their respective successors and assigns and the successors and assigns of the Company; provided, however, that, except as otherwise provided in Sections 12.4(b) and (c) hereof, no Limited Partner Holder may assign its rights hereunder to any person who is not a permitted transferee of such Holder pursuant to the terms of the Partnership Agreement; provided further, that, except as otherwise provided in Section 12.4(b) or (c) hereof, no Holder may assign its rights hereunder to any person who does not acquire all or substantially all of such Holder's Registrable Securities or Units, as the case may be, or, (i) in the case of the Simon Family Entities, to any person who does not acquire at least $10,000,000 worth of the Simon Family Entities' Registrable Securities or Units and (ii) in the case of the DeBartolo Group to any person who does not acquire at least $10,000,000 worth of DeBartolo Group's Registrable Securities or Units, (iii) in the case of State Street Bank and Trust Company (the "TREET Trustee"), not individually but solely in its capacity as trustee of the Telephone Real Estate Equity Trust ("TREET"), to any person who does not acquire at least $10,000,000 worth of TREET's Registrable Securities, (iv) in the case of Stichting Pensioen fonds Voor de Gezondheid Geestelijke en Maatschappelijke Belangan ("PGGM"), to any person who does not acquire at least $10,000,000 worth of PGGM's Registrable Securities, and (v) in the case of Kuwait Investment Authority, as agent for the government of Kuwait ("Kuwait"), to any person who does not acquire at least $10,000,000 worth of Kuwait's Registrable Securities. Notwithstanding the foregoing, it is understood and agreed that the TREET Trustee shall have the right to assign its rights hereunder to the beneficial owners of TREET in connection with any distribution of TREET's Registrable Securities to such beneficial owners.

            (b) Affiliates. It is understood that JCP Realty, Inc. ("JCP") and Brandywine Realty, Inc. ("Brandywine") are affiliates and that under the terms of the Partnership Agreement, Limited Partners have the right to assign their partnership interests, in whole or in part, to their affiliates. The provisions of this Agreement shall inure to the benefit of all such affiliates and, for all purposes of this Agreement, a party to this Agreement (other than the Company) and all of its affiliates which at the time in question are Limited Partners of the Operating Partnership shall


                                 Page 33 of __
be deemed to be one party, with the consequence that (i) they may aggregate their Units for the purpose of exercising their rights under this Agreement and
(ii) to assign the benefits of this Agreement to a third party which is not an affiliate of them, except as otherwise provided with respect to the Simon Family Entities in Section 12.4(a) above, they must together assign to such third party all or substantially all of the aggregate amount of Units held by all of them.

            (c) Transfer of Exchange and Registration Rights. (i) The rights of each DeBartolo Group Holder to make a request and to cause the Company to register Registrable Securities owned by such Holder under Section 2 hereof and the right to cause the Company to include Registrable Securities in a registration for the account of the Company under Section 3 hereof (the "Rights") may be assigned, from time to time and reassigned, in whole or in part, to a transferee or assignee receiving (except as provided in Section 12.4(c) (ii) below) at least three percent (3%) of the outstanding shares of Common Stock or Units exchangeable into at least such number of shares of Common Stock (the "Three Percent Requirement") in connection with a transfer or assignment of shares of Common Stock received upon exchange of Units in connection with a substantially contemporaneous resale of all such Units or Units which is not prohibited under any other agreement to which the transferor or assignor is a party or any pledge of Units or Common Stock which is not prohibited under any other agreement to which the transferor or assignor is a party, provided that (x) such transfer may otherwise be effected in accordance with applicable securities law, (y) the Company is given written notice of such assignment prior to such assignment or promptly thereafter, and (z) the transferee or assignee by written agreement acknowledges that he is bound by the terms of this Agreement. From and after the occurrence of any such transfer, the defined term "Holder" shall include such transferees or assignees.

                  (ii) The Rights granted to each member of the DeBartolo Group hereunder may be assigned pursuant to this Section 12.4(c) to a secured creditor to whom such Holder has pledged Units (or other securities exchangeable or convertible into Registrable Securities) or Registrable Securities prior to the date hereof, which pledge shall be permitted hereunder, and the Three Percent Requirement shall not apply to any such assignment. Such rights may, to the extent provided in the pledge, security or other agreement or instrument pursuant to which such rights have been assigned and to the extent permitted by the Securities Act and the rules and regulations thereunder, be exercised by any such secured creditor even though it does not become an assignee of the pledged Units of such Holder pursuant to Section 12.4(c)(i) hereof. The Company acknowledges and consents to the pledge by each of Rues Properties LLC, Great Lakes Mall LLC, NIDC LLC, EJDC LLC and DeBartolo LLC (the "DeBartolo Pledgors") of the rights, as described in the two preceding sentences, to Bank One, N.A., or such other institution serving as indenture trustee under the


                                 Page 34 of __

            Indenture dated as of July 8, 1998 among the DeBartolo Pledgors and Bank One, N.A., as indenture trustee, as such indenture may be supplemented or amended from time to time (the "Indenture" and Bank One, N.A. or such other institution, the "Trustee") with respect to the Units pledged to the Trustee pursuant to the Indenture, and that the Trustee shall be deemed to be a Secured Creditor as such term is used herein. Upon notice to the Company by any such secured creditor that it has become authorized to exercise such Rights, no further written instrument shall be required under this Agreement; provided that such secured creditor provides the Company at the time it exercises any rights with such indemnification and certifications as are reasonably satisfactory to the Company in form and substance as to its authorization to exercise such rights. It is further expressly understood and agreed that (i) the Company shall not be required in any way to determine the validity or sufficiency, whether in form or in substance, of any certification from a secured creditor that it is authorized to exercise Rights so transferred to it, (ii) the Company shall have no liability to any Holder for acting in accordance with any such certification and (iii) no further indemnification to the Company shall be required pursuant to this Section 12.4(c). The Company shall not be required in any way to determine the validity or sufficiency, whether in form or in substance, of any written instrument referred to in the second sentence of this Section 12.4(c)(ii), and it shall be sufficient if any writing purporting to be such an instrument is delivered to the Company and purports on its face to be correct in form and signed or otherwise executed by such Holder. The Company may continue to rely on such written instrument until such time, if any, that it receives a written instrument from the secured creditor named therein (or its successor) revoking, or acknowledging the revocation or other termination of, the authority granted by such written instrument.

                  (iii) The rights of each of JCP and Brandywine to make a
            request and cause the Company to register Registrable Securities owned by such Holder under Section 2 hereof and the right of such Holder to cause the Company to include Registrable Securities in a registration for the account of the Company under Section 3 hereof (the "JCP Rights") may be assigned (i) to a secured creditor to whom such Holder has pledged Units or, if such Holder has not previously exercised the right provided for in the first sentence of Section 9.3(c) of the Operating Partnership Agreement, to any Person to whom the secured creditor has transferred the pledged Units pursuant to
            Section 9.3(c) of the Operating Partnership Agreement (such secured creditor or such transferee being referred to as the "Assignee"), in each case subject to the further terms and provision of this Section 12.4(c)(iii). The JCP Rights may be exercised by the Assignee after the Assignee has become a substitute Limited Partner of the Operating Partnership


                                 Page 35 of __
            and only if the Assignee provides the Company at the time it exercises the JCP Rights with such indemnification and certifications as are reasonably satisfactory to the Company in form and substance as to its authorization to exercise such JCP Rights. It is further expressly understood and agreed that (i) the Company shall not be required in any way to determine the validity or sufficiency, whether in form or in substance, of any certification from the Assignee that it is authorized to exercise the JCP Rights so transferred to it, (ii) the Company shall have no liability to such Holder for acting in accordance with any such certification and
            (iii) except as set forth above in this paragraph, no further indemnification to the Company shall be required pursuant to this
            Section 12.4(c).

                  12.5. Mergers, Etc. In addition to any other restriction on mergers, consolidations and reorganizations contained in the articles of incorporation, by-laws, code of regulations or agreements of the Company, the Company covenants and agrees that it shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless all the Registrable Securities and all of the outstanding shares of Common Stock of the Company and Units are exchanged or purchased upon substantially equivalent economic terms for cash or freely marketable securities of the surviving corporation unless the surviving corporation shall, prior to such merger, consolidation or reorganization, agree in a writing to assume in full and without modification other than conforming changes necessary to reflect the new issuer of the Registrable Securities all of the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Securities" shall be deemed to include the securities which holders of Common Stock would be entitled to receive in exchange for Registrable Securities pursuant to any such merger, consolidation, sale of all or substantially all of its assets or business, liquidation, dissolution or reorganization.

                  12.6. Intentionally Omitted.

                  12.7. Intentionally Omitted.

                  12.8. Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  12.9. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.


                                 Page 36 of __

                  12.10. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, ANDCONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

                  12.11. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, it being intended that all of the rights of the Holders shall be enforceable to the full extent permitted by law.

                  12.12. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. Upon execution by any of the parties hereto, such party irrevocably waives (i) all of its rights under the Registration Rights Agreement, dated as of August 9, 1996, by and among certain of the parties hereto and/or (ii) any registration rights (including demand, piggy back and shelf registration rights) it may hold relating to the Company (including any predecessor such as Corporate Property Investors). There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.


                                 Page 37 of __

            IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

                                    SIMON PROPERTY GROUP, INC.

                                    By:
                                       -----------------------------------------
                                       Name:  David Simon
                                       Title:  Chief Executive Officer


                                    MELVIN SIMON & ASSOCIATES, INC.

                                    By:
                                       -----------------------------------------
                                       Name:  David Simon
                                       Title:  Vice President


                                    JCP REALTY, INC.

                                    By:
                                       -----------------------------------------
                                       Name:  Jack Garvey
                                       Title:  Executive Vice President


                                    BRANDYWINE REALTY, INC.

                                    By:
                                       -----------------------------------------
                                       Name:  Jack Garvey
                                       Title:  Executive Vice President


                                    --------------------------------------------
                                    MELVIN SIMON

                                    --------------------------------------------
                                    HERBERT SIMON

                                    --------------------------------------------
                                    DAVID SIMON

                                    --------------------------------------------
                                    DEBORAH J. SIMON


                                 Page 38 of __

                                    --------------------------------------------
                                    CYNTHIA J. SIMON SKJODT


                                    --------------------------------------------
                                    IRWIN KATZ, as Successor Trustee Under
                                    Declaration of Trust and Trust Agreement
                                    Dated August 4, 1970


                                    --------------------------------------------
                                    IRWIN KATZ, as Trustee of the Melvin
                                    Simon Trust No. 1, the Melvin Simon Trust
                                    No. 6, the Melvin Simon Trust No. 7 and
                                    the Herbert Simon Trust No. 3


                                    NORTHEAST PROPERTIES, LLC

                                    By:
                                       -----------------------------------------
                                       Name:  Herbert Simon, Member


                                    S.F.G. COMPANY, L.L.C.

                                    By:  MELVIN SIMON & ASSOCIATES, INC., its
                                         manager

                                         By:
                                            ------------------------------------
                                            Name:  David Simon
                                            Title: Vice President


                                 Page 39 of __

[INTENTIONALLY LEFT BLANK]


                                 Page 40 of __

                                    MELVIN SIMON, HERBERT SIMON AND DAVID SIMON,
                                    NOT INDIVIDUALLY BUT AS VOTING TRUSTEES
                                    UNDER THAT CERTAIN VOTING TRUST AGREEMENT,
                                    VOTING AGREEMENT AND PROXY DATED AS OF
                                    DECEMBER 1, 1993, BETWEEN MELVIN SIMON &
                                    ASSOCIATES, INC., AND MELVIN SIMON, HERBERT
                                    SIMON AND DAVID SIMON:

                                    --------------------------------------------
                                    Melvin Simon

                                    --------------------------------------------
                                    Herbert Simon

                                    --------------------------------------------
                                    David Simon


                                    ESTATE OF EDWARD J. DeBARTOLO, SR.

                                    By:
                                        ----------------------------------------
                                        Name:  Marie Denise DeBartolo York
                                        Title:  Co-Executor

                                    By:
                                        ----------------------------------------
                                        Name: Edward J. DeBartolo, Jr.
                                        Title:  Co-Executor

                                    --------------------------------------------
                                    Edward J. DeBartolo, Jr., individually,
                                    and in his capacity as Trustee under (1) the Lisa M. DeBartolo Revocable Trust-successor by assignment from Edward
                                    J. DeBartolo Trust No. 5, (ii) the
                                    Tiffanie L. DeBartolo Revocable
                                    Trust-successor by assignment from Edward
                                    J. DeBartolo Trust No. 6 and (iii) Edward
                                    J. DeBartolo Trust No. 7 for the Benefit of Nicole A. DeBartolo


                                 Page 41 of __

                                    --------------------------------------------
                                    Cynthia R. DeBartolo


                                    --------------------------------------------
                                    Marie Denise DeBartolo York,
                                    individually, and in his/her capacity as Trustee under (i) Edward J. DeBartolo
                                    Trust No. 8 for the benefit of John
                                    Edward York, (ii) Edward J. DeBartolo
                                    Trust No. 9 for the benefit of Anthony
                                    John York, (iii) Edward J. DeBartolo
                                    Trust No. 10 for the benefit of Mara
                                    Denise York and (iv) Edward J. DeBartolo
                                    Trust No. 11 for the benefit of Jenna
                                    Marie York

                                    EJDC LLC

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    DeBARTOLO INC.

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    NIDC LLC

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    GREAT LAKES MALL, INC.

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                 Page 42 of __

                                    RUES PROPERTIES, INC.

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    CHELTENHAM SHOPPING CENTER ASSOCIATES

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    STICHTING PENSIOENFONDS VOOR DE
                                    GEZONDHEID GEESTELIJKE EN
                                    MAATSCHAPPELIJKE BELANGEN

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    KUWAIT FUND FOR ARAB ECONOMIC DEVELOPMENT

                                    By:
                                       -----------------------------------------
                                       Name:  Bader Al-Humaidhi
                                       Title:  Director-General


                                    ARAB FUND FOR ECONOMIC AND SOCIAL
                                    DEVELOPMENT

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                 Page 43 of __

                                    KUWAIT INVESTMENT AUTHORITY AS AGENT FOR
                                    GOVERNMENT OF KUWAIT

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    STATE STREET BANK AND TRUST COMPANY

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                 Page 44 of __